Exhibit 99.1

Alarum Announces Record-Breaking Results With $12.7 Million in Revenues
for the First Six Months of 2023

Second quarter of 2023 Results:

●	Revenues climbed to $7 million, up 46% vs. Q2.2022;

●	Gross profit margin jumped to 65% compared to 55% in the corresponding quarter in 2022;

●	An $8.8 million goodwill and intangible assets impairment in the consumer segment resulted in an IFRS net loss of $7.7 million;

●	Positive Adjusted EBITDA increased to a record of $1.1 million.

TEL AVIV, Israel, August 24, 2023 – Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of enterprise and consumers internet access solutions, today announced record Company financial results for the three- and six-month periods ended June 30, 2023.

Key Financial Highlights for the Second Quarter of 2023:

●	Revenues continued climbing to a record high of $7.0 million, an increase of approximately 46% compared to the second quarter of 2022.

●	Gross profit margin improved significantly to 65% of revenues, up from the 55% margin achieved in the same period last year.

●	Net loss reached $7.7 million due to impairments of the Company’s subsidiary CyberKick Ltd.’s (“CyberKick”) goodwill and intangible assets, following the consumer internet access activity scale down announced by the Company on July 6, 2023. This net loss includes the reduction in CyberKick’s goodwill and intangible assets, in the amount of $8.8 million.

●	Following the Company’s first ever positive Adjusted EBITDA achieved in the first quarter of 2023, the trend intensified in the second quarter of 2023, with Adjusted EBITDA of $1.1 million, compared to Adjusted EBITDA loss of $2.4 million in the second quarter of 2022.

“We are excited about the results of the second quarter, which mark our road map to becoming a growing and profitable company. During the second quarter, following consideration of the current markets’ environment, we made the decision to downsize our investment in the consumer business, a measure that we believe will bear a positive impact on the Company. We therefore implemented the required IFRS accounting adjustments, which increased the total loss for the quarter. Excluding those factors, the Company achieved a significant milestone improvement, with a positive Adjusted EBITDA of $1.1 million in the second quarter of 2023,” said Shachar Daniel, Chief Executive Officer of Alarum.

“In addition, we are in the preliminary stages of considering an initial public offering for our subsidiary NetNut Ltd. We are currently undertaking preparations to support this process and are reviewing our options regarding timing. If and how to proceed will depend on many considerations, including market conditions and other relevant aspects and further communications will be conducted in accordance with applicable regulations,” Mr. Daniel added.

Second Quarter of 2023 Operational Highlights and Recent Business Developments:

●	NetNut Ltd. (“NetNut”) secured its first Artificial Intelligence (“AI”) recruitment market customer for its recently launched cloud-based digital technologies and analytics.

●	NetNut launched development of innovative web data collection solutions in cooperation with a team of elite intelligence researchers.

●	Following last year’s successful onboarding of new customers, NetNut is to showcase its technology in several conferences across Europe.

●	On August 9, 2023, the Company paid off its loan to United Mizrahi-Tefahot Bank Ltd. and closed the revolving line of credit which, as previously disclosed, had been extended through May 25, 2024. As a result, the Company’s total debt and liabilities have been reduced by $1.6 million.

●	On July 6, 2023, the Company reported it has entered into a definitive agreement with TerraZone Ltd. (“TerraZone”) for the sale of its enterprise cybersecurity business. Alarum’s consideration for this transaction is 7% of the fully diluted share capital of TerraZone.

“The strategic moves in these two segments will allow the Company to further grow and enhance revenue and profitability of its comprehensive suite of solutions to its enterprise internet access customers. The downsizing of our consumer business might have a short-term effect on our growth, following ten consecutive quarters of growth. However, we believe that the outcome will be an improvement in our bottom line and our balance sheet,” Mr. Daniel concluded.

Financial Results for the Three Months Ended June 30, 2023:

●	Revenues amounted to $7.0 million (Q2.2022: $4.8 million). The growth is attributed to the organic increase in the enterprise access business revenues, despite a reduction in the consumer access business.

●	Cost of revenues totaled $2.5 million (Q2.2022: $2.2 million). The additional costs stem mainly from impairments of the consumer internet access business intangible assets and additional resources in the enterprise internet access business offset partially by a reduction resulting from lower user acquisition costs in the consumer internet access business.

●	Research and development expenses totaled $0.9 million (Q2.2022: $0.9 million). An increase in payroll and related expenses in the enterprise internet access segment was offset by reduced expenses in subcontractors’ costs in the same segment and the lack of enterprise security segment costs after outsourcing them to TerraZone Ltd., a global security reseller, in 2022.

●	Sales and marketing expenses totaled $4.3 million (Q2.2022: $2.6 million). The increase resulted mainly from intangible assets impairment of $2.2 million related to the acquisition of CyberKick in 2021, partially offset by lower media acquisition costs in the consumer internet access business.

●	General and administrative expenses totaled $1.3 million (Q2.2022: $2.0 million). The decrease is largely due to reduced professional consulting fees, particularly legal fees related to resolved patent proceedings in May 2022, partially offset by higher other professional fees in NetNut.

●	The Company recorded impairment of goodwill of $6.3 million, related to CyberKick, its consumer internet access arm (Q2.2022: $0.6 million), while in the equivalent period the loss was with respect to goodwill impairment of the NetNut Networks cash-generating-unit.

●	Finance income reached $0.3 million (Q2.2022: $0.2 million) due to a modification of the estimated cash flow projections payable under the O.R.B. agreement, which resulted in a finance income.

●	Tax benefit totaled $0.2 million (Q2.2022: $0.1 million) due to a reduction in deferred taxes liabilities as a result of the intangible assets impairment.

●	Net loss reached $7.7 million, or $0.23 basic loss per ordinary share (Q2.2022: $3.2 million, or $0.10 basic loss per ordinary share).

●	Adjusted EBITDA was $1.1 million (Q2.2022: Adjusted EBITDA Loss of $2.4 million).

Financial Results for the Six Months Ended June 30, 2023:

●	Total revenues amounted to $12.7 million (H1.2022: $8.8 million). The growth is attributed to the organic increase in the enterprise access business revenues, which was slightly offset by a reduction of revenues in the consumer internet access business.

●	Cost of revenues totaled $4.4 million (H1.2022: $4.1 million). The increase is mainly a result of the increase in the core enterprise internet access business costs of addresses and networks and servers, partially offset by a decrease in the traffic acquisition costs in the consumer internet access business.

●	Research and development expenses totaled $1.9 million (H1.2022: $2.3 million). The decrease is attributed mainly to lower subcontractors’ costs, partially offset by higher salary and related costs in the enterprise internet access business.

●	Sales and marketing expenses totaled $6.5 million (H1.2022: $5.7 million). The increase resulted mainly from intangible assets impairment of $2.2 million related to the acquisition of CyberKick in 2021, partially offset by lower media costs in the consumer internet access business.

●	General and administrative expenses totaled $2.3 million (H1.2022: $4.2 million). The decrease is largely due to reduced professional consulting fees, particularly legal fees related to resolved patent proceedings in May 2022, partially offset by higher professional fees in NetNut.

●	The Company recorded impairment of goodwill of $6.3 million, related to CyberKick, its consumer internet access arm (H1.2022: $0.6 million), while in the equivalent period of the loss was with respect to goodwill impairment of NetNut Networks cash-generating-unit.

●	Financial income reached $0.1 million (H1.2022: finance expenses of $0.01 million) mainly due to a modification of the estimated cash flow projections payable under a long-term loan which resulted in a finance income, partially offset by an increase in interest expenses related to short-term bank loans.

●	Tax benefit totaled $0.2 million (H1.2022: $0.15 million) due to a reduction in deferred taxes liabilities as a result of the intangible assets impairment.

●	IFRS net loss totaled $8.4 million, or $0.25 basic loss per ordinary share (H1.2022: net loss of $7.9 million, or $0.26 basic loss per ordinary share).

●	Adjusted EBITDA was $1.2 million (H1.2022: Adjusted EBITDA Loss of $5.8 million).

The Company monitors the key business metrics set forth below to help it evaluate and establish budgets, measure the effectiveness of the sales and marketing efforts, and assess operational efficiencies. The non-IFRS key business metrics the Company uses are EBITDA and Adjusted EBITDA.

EBITDA or EBITDA loss. This is a non-IFRS financial measure that we define as net profit or loss before depreciation, amortization and impairment of intangible assets, interest and tax.

Adjusted EBITDA or Adjusted EBITDA loss. This is a non-IFRS financial measure that we define as EBITDA or EBITDA loss, as further adjusted to remove the impact of (i) impairment of goodwill (if any); (ii) share-based compensation; (iii) contingent consideration measurement (if any); and (iv) issuance costs in connection with our securities offerings (if any).

The following table presents the reconciled effect of the above on the Company’s Adjusted EBITDA or Adjusted EBITDA loss for the three and six months ended June 30, 2023 and 2022, and the year ended December 31, 2022:

	For the Six-Month Period Ended June 30,		For the Three-Month Period Ended June 30,		For the Year Ended December 31,
(millions of U.S. dollars)	2023	2022	2023	2022	2022

Net loss for the period	(8.4)	(7.9)	(7.7)	(3.2)	(13.1)
Adjustments:
Assets depreciation, amortization and impairment	3.0	0.9	2.7	0.5	2.2
Finance income, net	(0.1)	*	(0.3)	(0.2)	*
Tax benefit	(0.2)	(0.2)	(0.2)	(0.1)	(0.3)
EBITDA loss	(5.7)	(7.2)	(5.5)	(3.0)	(11.2)
Adjustments:
Impairment of goodwill	6.3	0.6	6.3	0.6	0.5
Share-based compensation	0.6	1.0	0.3	*	1.7
Adjusted EBITDA (Adjusted EBITDA loss) for the period	1.2	(5.6)	1.1	(2.4)	(9.0)

*	Less than $0.1 million

Balance Sheet Highlights:

●	As of June 30, 2023, shareholders’ equity totaled $6.1 million, or approximately $1.76 per outstanding American Depository Share, compared to shareholders’ equity of $13.3 million on December 31, 2022. The reduction is due mainly to the goodwill and intangible assets impairments recorded in the second quarter of 2023.

●	As of June 30, 2023, the Company’s cash and cash equivalents balance totaled $3.8 million, compared to $3.3 million on December 31, 2022.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA, Adjusted EBITDA and Adjusted EBITDA Loss for the periods presented that exclude depreciation and amortization, interest and tax, as further adjusted for the effect of impairment of goodwill and intangibles, and share-based compensation expenses. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Second Quarter 2023 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of the Company, and Mr. Shai Avnit, Chief Financial Officer of the Company, will host a conference call on August 24, 2023, at 9:00 a.m. Eastern time, to discuss the financial results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Thursday, August 24, 2023

Time:	09:00 a.m. Eastern time, 06:00 a.m. Pacific time

Participant Listening: 877-407-0789 or +1 201-689-8562

Israel Toll Free: 1 809 406 247

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact Michal Efraty on behalf of Alarum Technologies at +1-972523044404.

The conference call will be broadcast live and available for replay here and on the Company’s website at www.alarum.io.

A replay of the conference call will be available after 11:30 a.m. Eastern time, August 24, 2023, through Thursday, September 21, 2023, at 11:59 p.m. Eastern time.

Replay Dial-In: 1-844-512-2921 or 1-412-317-6671

Access ID: 13740671

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of enterprise internet access solutions.

The solutions by NetNut, our Enterprise Internet Access arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

For more information about Alarum and its internet access solutions, please visit www.alarum.io.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Alarum is using forward-looking statements in this press release when it discusses the possible initial public offering of NetNut, its ability to become a profitable company, including its expectation that its strategic moves will allow it to further grow and enhance revenue and profitability, the other potential impacts of downsizing the Company’s consumer business, and expected improvements to the Company’s bottom line and balance sheet. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

Investor Relations Contacts

Michal Efraty

+972-(0)52-3044404
investors@alarum.io

Consolidated Statements of Financial Position

(In thousands of USD)

	June 30,		December 31,
	2023	2022	2022
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	3,813	4,040	3,290
Short-term restricted deposits	500	560	560
Trade receivables	2,279	1,857	1,790
Other receivables	481	450	760
Total current assets	7,073	6,907	6,400

Non-current assets:
Long-term restricted deposits	111	150	127
Long-term deposit	119	65	21
Other non-current assets	111	-	228
Property and equipment, net	92	127	92
Right of use assets	605	333	190
Goodwill	4,118	10,429	10,429
Intangible assets, net	1,901	6,176	4,884
Total non-current assets	7,057	17,280	15,971
Total assets	14,130	24,187	22,371

Liabilities and equity
Current liabilities:
Trade payables	963	2,638	2,167
Other payables	2,312	2,004	2,350
Current maturities of long-term loan	497	-	617
Short-term bank loans	1,601	400	1,606
Contract liabilities	1,289	533	1,170
Derivative financial instruments	2	216	26
Short-term lease liabilities	227	288	204
Total current liabilities	6,891	6,079	8,140

Non-current liabilities:
Long-term loans	647	-	606
Long-term contract liabilities	-	8	-
Long-term lease liabilities	405	88	13
Deferred tax liabilities	63	490	301
Liability with respect to the Israeli Innovation Authority	-	206	-
Total non-current liabilities	1,115	792	920
Total liabilities	8,006	6,871	9,060

Equity:
Ordinary shares	-	-	-
Share premium	95,724	92,520	95,077
Other equity reserves	15,567	16,338	15,042
Accumulated deficit	(105,197)	(91,542)	(96,808)
Total equity	6,124	17,316	13,311
Total liabilities and equity	14,130	24,187	22,371

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	12,664	8,798	6,985	4,777	18,779
Cost of revenues	4,390	4,065	2,463	2,161	8,652
Gross profit	8,274	4,733	4,522	2,616	10,127

Research and development expenses	1,948	2,283	886	889	4,033
Sales and marketing expenses	6,472	5,658	4,289	2,624	12,187
General and administrative expenses	2,286	4,249	1,291	1,998	6,762
Impairment of goodwill	6,311	569	6,311	569	569
Operating expenses	17,017	12,759	12,777	6,080	23,551

Operating loss	(8,743)	(8,026)	(8,255)	(3,464)	(13,424)

Finance income (expense), net	116	(10)	313	234	(54)
Tax benefit	238	151	242	72	327
Net loss	(8,389)	(7,885)	(7,700)	(3,158)	(13,151)

Basic loss per share	(0.25)	(0.26)	(0.23)	(0.10)	(0.42)

Diluted loss per share	(0.25)	(0.26)	(0.23)	(0.10)	(0.42)